Exhibit 12.1

Calculation of Ratio of Earnings to Fixed Charges

	December 31,
(dollars in thousands)	2010		2009		2008		2007		2006
Earnings
Income (loss) before provision for income taxes	$66,488		$104,346		$262,385		$6,409		$(26,904)
Plus: fixed charges (1)	30,258		29,067		37,303		44,345		62,531

	$96,746		$133,413		$299,688		$50,754		$35,627

Fixed Charges:
Gross interest expense	28,618		27,354		35,565		42,866		61,019
Estimate of the interest within operating leases	1,640		1,713		1,738		1,479		1,512

	$30,258		$29,067		$37,303		$44,345		$62,531

Ratio of earnings to fixed charges	3.2	x	4.6	x	8.0	x	1.1	x	*

(1)	For purposes of calculating the ratio of earnings to fixed charges, earnings represent income before income taxes plus fixed charges. Fixed charges consist of interest expense and one-third of operating rental expenses which management believes is representative of the interest component of rent expense.

*	Due to the loss for 2006 the coverage ratio was less than 1:1. Innophos must generate additional earnings of $26,904 for 2006 to achieve a ratio of 1:1 for this period.